Exhibit 99.1

Everbright Digital Holding Limited Announces Pricing of $8.07 Million Public Offering

Hong Kong, July 26, 2026 (GLOBE NEWSWIRE) -- Everbright Digital Holding Limited (NASDAQ: EDHL) (“Company” or “Everbright”), an integrated marketing solutions provider headquartered in Hong Kong, today announced the pricing of its public offering (“Offering”) for the purchase and sale of 4,293,000 of the Company’s ordinary shares, par value US$0.00064 per share (the “Ordinary Shares”). Each Ordinary Share will be sold at an offering price of $1.88 per share. The gross proceeds to the Company from the Offering are expected to be approximately $8.07 million, before deducting placement agent fees and other Offering expenses payable by the Company

WestPark Capital, Inc. is the sole placement agent for the Offering. The Offering is expected to close on or about July 28, 2026, subject to customary closing conditions.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Ortoli Rosenstadt LLP is acting as counsel to the Company, and Sheppard, Mullin, Richter & Hampton LLP is acting as counsel to the placement agent, in connection with the Offering.

The Ordinary Shares are being offered pursuant to a registration statement on Form F-1, as amended (File No. 333-297089) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2026, and declared effective by the SEC on July 23, 2026. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the Offering has been filed with the SEC. Copies of the final prospectus relating to the Offering, when available, may be obtained from WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, California 90067. In addition, a copy of the final prospectus, when available, can also be obtained via the SEC’s website at http://www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Everbright Digital Holding Limited

Everbright Digital Holding Limited is an integrated marketing solutions provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Hong Kong United Metaverse Limited. The Company is an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, providing one-stop digital marketing services to support businesses through every stage of their development, including metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing.

For more information, please visit the Company’s website: https://umeta.hk/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are statements other than historical facts. When the Company and its management uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, statements regarding the expected trading of the Company’s shares of common stock on the Nasdaq Capital Market, the closing of the Offering and the intended use of proceeds. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Company’s registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at http://www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Everbright Digital Holding Limited

Leung Chun Yip, CEO

Email: michael@umeta.hk